SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT | 02/26 COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration no. 1431 B3 (CPLE3) / NYSE (ELPC) / LATIBEX (XCOPO) Amendment and Renewal of the Share Buyback Program COPEL (“Company”), in compliance with the applicable norms, including CVM Resolutions No. 44/2021 and 77/2022, hereby informs its shareholders and the market in general that, on the date hereof, the Company’s Board of Directors has approved (“BoD May 21, 26”), the amendment and renewal of the current share repurchase program, originally approved on November 25, 2024 (“Program”), as follows:. (i) the Program maintains its purpose focused at the acquisition of shares issued by the Company to be held in treasury, cancelled or sold, without reduction of the amount of the Company’s share capital, as well as to meet the requirements of share-based incentive plans; (ii) the Company will be able to acquire up to 285,506,846 (two hundred and eighty-five million, five hundred and six thousand, eight hundred and forty-six) additional common shares, that, in addition to the shares currently held in treasury, will correspond to 10.0% of the total number of outstanding shares. For reference purposes, there are currently: (i) 2,982,301,396 (two billion, nine hundred and eighty-two million, three hundred and one thousand, three hundred and ninety-six) common shares outstanding in the market; and (ii) 12,723,294 (twelve million, seven hundred and twenty-three thousand, two hundred and ninety-four) common shares held in treasury (considering acquisitions previously made by the Company in the ambit of the Program and the conversion of preferred shares into common shares held on 2025); (iii) the term for acquisitions of shares under the Program was renewed for an additional period of up to eighteen (18) months, starting on this date, now ending on November 21, 2027; (iv) the acquisitions of shares shall be carried out on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) at market prices, and the Company’s Executive Board shall perform all acts necessary for the implementation of the Program, including, in compliance with the limits set forth in the applicable regulation, defining the timing and quantity of shares to be acquired in a single transaction or in a series of transactions, as well as the acquisition price. (v) the acquisitions shall be limited to the balance of profits for the current fiscal year and available profit and capital reserves, and shall not affect dividend distributions. (vi) transactions may be carried out through the intermediation of the following financial institutions: Itaú Corretora de Valores S.A.; BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; and Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A. The Company highlights that the terms, conditions and other characteristics of the Program, as required by the CVM regulation, are described in detail in the minutes of the Board of Directors meeting held on May 21, 2026, available for consultation on the websites of the Company (https://ri.copel.com), the Comissão de Valores Mobiliários (https://www.gov.br/cvmr) and B3 (https://www.b3.com.br). Curitiba, May 21 2026 Felipe Gutterre Vice President of Finance and Investor Relations For further information, please contact the Investor Relations team: ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 21, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.